SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
6451-C EL CAMINO REAL
CARLSBAD, CA 92009
760.918.1860

October 16, 2006

VIA EDGAR AND FAX

Mr. Dale Welcome
Staff Accountant
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:      Sub Surface Waste of Delaware, Inc.
    File No. 033-3378-D
    Form 10-KSB for year ended September 30, 2005
    Form 10QSB for the fiscal quarter ended December 31, 2005
    Form 10QSB for the fiscal quarter ended March 31, 2006
    Form 10QSB for the fiscal quarter ended June 30, 2006

Dear Mr. Welcome:

This will acknowledge receipt of your letter of comment dated October 4, 2006 with regard to the above referenced filings.

Due to our limited financial resources and personnel, we will not be able to respond to the comments by October 18, 2006, as requested in your letter. Accordingly, we respectfully request an extension of time until October 27, 2006 to allow us and our advisors to fully research and prepare complete and accurate responses to the comments.

We thank you in advance for your assistance in this matter and should you have any questions, do not hesitate in calling me.

Sincerely,

SUB SURFACE WASTE OF
DELAWARE, INC.

/s/ Conrad Nagel
Conrad Nagel
Chief Financial Officer